JPMMT 2007-A6
U.S. BANK NATIONAL ASSOCIATION, AS MASTER SERVICER
1123 CERTIFICATION
Re: J.P. Morgan Mortgage Trust 2007-A6, Mortgage Pass-Through Certificates
Pursuant to the pooling and servicing agreement, the undersigned Officer, to the best of his/her knowledge, hereby certifies to the following obligations as set forth in Item 1123 of Regulation
AB applicable to it:
(A) a review of such party's activities during the preceding calendar year or portion thereof and of such party's performance under this Agreement, or such other applicable agreement in the case of a Servicing Function Participant, has been made under such officer's supervision and,

(B) to the best of such officer's knowledge, based on such review, such party has fulfilled all its obligations under this Agreement, in all material respects throughout such year or portion thereof.

U.S. Bank National Association,
as Master Servicer

___/s/: Bryan R. Calder_______

Name: Bryan R. Calder
Title: Executive Vice President

Date: March 1, 2008